Exhibit 21

Subsidiaries of Turning Point Brands, Inc.

The following list outlines the subsidiaries of Turning Point Brands, Inc.

Jurisdiction of Organization
Turning Point Brands, Inc.	Delaware
NATC Holding Company, Inc.	Delaware
North Atlantic Trading Company, Inc.	Delaware
National Tobacco Finance Corporation, Inc.	Delaware
National Tobacco Company, L.P.	Delaware
North Atlantic Operating Company, Inc.	Delaware
Smoke Free Technologies, Inc. d/b/a VaporBeast	California
North Atlantic Cigarette Company, Inc.	Delaware
Stoker, Inc.	Tennessee
Fred Stoker & Sons, Inc.	Tennessee
RBJ Sales, Inc.	Tennessee
Turning Point Brands, LLC	Delaware
Intrepid Brands, LLC	Delaware